Exhibit 99.1





Li Auto Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
Stock Code: 2015

2024 INTERIM REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors

Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors

Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors

Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)

AUDIT COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

COMPENSATION COMMITTEE

Mr. JIANG Zhenyu (姜震宇)
Mr. LI Xiang (李想)
Mr. ZHAO Hongqiang (趙宏強) *(Chairman)*

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇) *(Chairman)*

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORISED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road, Kowloon
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2023	**2024**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except for percentages)		
Revenues	47,439,780	**57,312,056**	20.8%
Gross profit	10,065,384	**11,461,247**	13.9%
Income/(Loss) from operations	2,031,073	**(116,873)**	N/A
Income before income tax	3,324,767	**1,853,641**	(44.2)%
Net income	3,243,935	**1,692,066**	(47.8)%
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	3,129,619	**1,647,659**	(47.4)%
Non-GAAP Financial Measures:			
Non-GAAP net income	4,141,605	**2,779,406**	(32.9)%

NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,	
	2023	2024
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net income	3,243,935	1,692,066
Share-based compensation expenses	897,670	1,087,340
Non-GAAP net income	4,141,605	2,779,406

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2024, Li Auto embraced challenges and continued to grow amidst an ever-changing market landscape. We further enriched our model portfolio, focused on users and products, and concentrated on enhancing operating efficiency across our organization. As a result, all Li Auto models maintained leading positions in terms of market share within their respective segments. Our market share in the RMB200,000 and higher new energy vehicle ("**NEV**") market in China reached 14.1% for the first half of 2024, ranking us at the top among Chinese auto brands. The total deliveries of Li Auto vehicles reached 188,981 in the first half of 2024, representing a year-over-year increase of 35.8%, propelling our total revenues to reach RMB57.3 billion in the first half of the year at a year-over-year increase of 20.8%. As of June 30, 2024, our cumulative deliveries reached 822,345 vehicles, making us the first Chinese emerging new energy auto brand to cross the 800,000 cumulative delivery milestone.

Products

We continued to add new models to expand our vehicle line-up. While firmly advancing along the extended-range electric technological route, we build platforms for battery electric vehicles in parallel. We offer various choices for size and intelligent configurations, allowing us to fulfill the diverse needs of a broader range of family users. Meanwhile, we continually reinforce our product strength through model refreshes and OTA updates to offer users better mobility experiences.

On March 1, 2024, we launched Li MEGA, a high-tech flagship family MPV. Built on an 800-volt battery electric platform, Li MEGA is equipped with the Qilin 5C battery and can achieve a driving range of 500 kilometers with a 12-minute charge using Li Auto 5C super charging stalls. In terms of vehicle intelligence, Li MEGA comes standard with Li SS Ultra smart space and Li AD Max autonomous driving systems, which are powered by a high-performance Qualcomm Snapdragon 8295P chip and dual NVIDIA DRIVE Orin-X chips, respectively. Its outstanding energy replenishment efficiency, superior performance and intelligent features, spacious interior, and strict safety standards, make Li MEGA an ideal choice for big families' travel plans.

Along with Li MEGA's launch, we also released the 2024 Li L7, Li L8, and Li L9 models. With extensive upgrades across range extension system, chassis system, and other configurations, the 2024 Li L series offer enhanced safety, comfort, and intelligent experiences.

On April 18, 2024, we launched Li L6, a five-seat premium family SUV to satisfy the mobility needs of more young families with a budget below RMB300,000. Li L6 offers spacious interior and superior configurations, and employs an all-wheel-drive extended range electric system built with the latest generation of lithium iron phosphate batteries. Li L6 is available in Pro and Max trims, both featuring a four-screen interaction system powered by a Qualcomm Snapdragon 8295P chip. Li L6 Pro comes standard with Li AD Pro autonomous driving system, powered by a Horizon Robotics Journey 5, while the Max trim comes standard with Li AD Max autonomous driving system, powered by dual NVIDIA DRIVE Orin-X chips.

Benefiting from our compelling product strength and enhanced organizational efficiency, Li L6's cumulative deliveries already surpassed 50,000 vehicles within three months of its launch, with over 20,000 Li L6s delivered in June alone. As of June 30, 2024, we retained the title of sales champion among emerging new energy auto brands in the Chinese market for ten consecutive weeks, continually reinforcing our market standing.

BUSINESS REVIEW AND OUTLOOK

Supply Chain

We continue to strengthen our supply chain strategic perception and planning, risk management, and cost management to promote the maturity and completeness of our supply chain system. This has provided robust support for the successful delivery of more vehicle models and the steady growth in sales. Our efficient collaboration with suppliers positioned us to realize better economies of scale and effectively reduced production costs. A higher level of supply chain localization also facilitated more efficient operations with optimized cost management. Meanwhile, we focused on supplier management and empowerment, pursuing win-win cooperations with suppliers. By building a joint development platform, we engaged more suppliers to participate in technological innovations, thereby co-creating user value and bolstering the competitiveness of the entire industrial chain.

Manufacturing

We remain committed to operating our own manufacturing facilities, with established manufacturing bases in Changzhou and Beijing, China. We adopt highly automated, intelligent, and digitalized production lines. Treating manufacturing facilities as products capable of continuous upgrades and iterations, we constantly innovate the production lines to boost production efficiency and delivery quality, thereby allowing us to ensure the consistency of product quality and user experiences right from the start. Additionally, we adhere to green manufacturing practices, employing energy-saving and environmentally friendly processes to establish sustainable and green facilities.

Direct Sales and Servicing Network

In the first half of 2024, we continued to expand our direct sales and servicing network, deepening our retail presence in cities of all tiers across China. In January this year, our first batch of flagship retail stores landed in Beijing, Shanghai, Shenzhen, and Guangzhou, bringing an all-round upgrade in store design, experience, and functionality. While increasing brand exposure through retail stores in shopping malls, we continued to strengthen the store display capabilities and service standards of our retail stores in auto parks to provide users with a more convenient and comfortable vehicle purchasing experience. At the same time, by upgrading existing retail stores in shopping malls and replacing low-performing stores in shopping malls with stores in auto parks, we increased the total number of display spots and average display capacity of a single store, thereby better supporting the continued growth of sales. Moreover, we have adopted a region-specific sales strategy to maximize sales conversion. At present, our direct sales and servicing network has covered all first-tier, new first-tier, and second-tier cities in China, as well as ninety percent of third-tier cities. In the second half of the year, we will continue to expand our footprint to more cities. As of June 30, 2024, we had 497 retail stores in 148 cities, as well as 421 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities.

In order to provide users with a convenient and reliable energy replenishment experience, we continue to accelerate the deployment of the super charging network. As of June 30, 2024, we had 614 super charging stations in operation equipped with 2,726 charging stalls in China. Through a combination of self-building and cooperative approaches, we will invest steadfastly and accelerate our deployment, and continue to expand our charging network to ensure that users can travel without range anxiety at different places, whether on highways or in urban areas, allowing more families to feel confident in choosing Li Auto's products.

BUSINESS REVIEW AND OUTLOOK

Research and Development

We consistently invest in the research and development of products, platforms, and systems to continually enhance user value, ensuring that industry-leading technology serves every member of our family users.

We relentlessly optimize vehicle use experiences through constant innovations on electrification and intelligentization. With Li MEGA's release, we provided one of the fastest-charging mass-produced passenger vehicles on the market. Additionally, we further enhanced user experiences for smart space features and autonomous driving capabilities by frequently rolling out high-quality OTA updates, offering users an ever-evolving mobile home.

In March 2024, we pushed OTA version 5.1 to users, delivering 41 new features and 27 experience optimizations. The newly added features included full-screen mode for the center console and a panoramic dashcam. We also upgraded AEB's capabilities to accurately identify a wider range of stationary obstacles, and improved truck avoidance capabilities for highway NOA, among others. In May 2024, we released OTA version 5.2 with 19 new features and 23 experience optimizations. For Li AD Pro 3.0, we upgraded highway NOA with a thousand-kilometer-drive level of zero human driver takeover capability, enhanced city LCC's capabilities in bypassing and lane selections, and advanced automated parking to manage over 300 types of complex parking spaces, among others. Moreover, we also enhanced Li AD Max 3.0's active safety capabilities under eight high-frequency and high-risk scenarios.

We remain committed to offering autonomous driving systems as standard configurations to drive continued growth in our user base, which in turn fuels algorithmic improvements, creating a positive feedback loop that allows us to constantly enhance users' autonomous driving experiences. As of June 30, 2024, the usage penetration rate of our autonomous driving function has reached 99.9%, with cumulative full scenario NOA mileage reaching 860 million kilometers.

Environmental, Social and Governance (ESG)

We are committed to promoting sustainable development of the company, the environment, and society through comprehensive ESG strategies and initiatives. On April 12, 2024, we released our 2023 ESG report, detailing the efforts made in 2023 to achieve our long-term ESG objectives. For more information on our ESG initiatives and to access the complete ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

BUSINESS REVIEW AND OUTLOOK

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Update

In July 2024, the Company delivered 51,000 vehicles, representing an increase of 49.4% from July 2023. As of July 31, 2024, in China, the Company had 487 retail stores in 146 cities, 411 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 701 super charging stations in operation equipped with 3,260 charging stalls.

OTA 6.0 and 6.1 Updates

In July 2024, the Company released OTA update versions 6.0 and 6.1 for Li MEGA and the Li L series, introducing numerous new features and experience enhancements in autonomous driving, smart space and smart electric features. For autonomous driving, the Company rolled out a high-definition map-independent NOA with nationwide coverage to all Li AD Max users and significantly enhanced the city LCC and AEB capabilities for Li AD Pro. During its Autonomous Driving Summer Launch Event held on July 5, 2024, the Company unveiled a new technological architecture for autonomous driving integrating an end-to-end (E2E) model and a vision-language model (VLM). This architecture employs proprietary reconstructed and generative world models for training and validation, and began an early bird testing at the end of July.

Product Health Evaluation Results

In July 2024, Li MEGA received the highest overall score in the China Automobile Health Index (C-AHI) assessment by the China Automotive Engineering Research Institute Co., Ltd. under C-AHI's updated evaluation protocol. Li MEGA received top ratings across all three evaluation categories — the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

BUSINESS OUTLOOK

In the second half of 2024, we will continue to focus on enhancing user value and operating efficiency, further solidifying the market leadership position of Li L series in terms of sales, while actively planning the BEV series.

To support our multi-platform and multi-model development, we will continue to strengthen the collaboration across research and development, supply chain, manufacturing, and sales. While persisting in investment in research and development, we will continually expand and upgrade our direct sales and servicing network and accelerate the deployment of the super charging network. We are dedicated to enhancing vehicle use experiences for family users through continued innovation in the fields of autonomous driving, smart space, and smart electrification, as well as by offering higher quality products and services.

We are confident that, with in-depth user insights, compelling product strength, combined with improved operating efficiency, Li Auto will further expand its share in the RMB200,000 and higher NEV market in China, and drive healthy and steady growth in the ever-changing market environment.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2023	**2024**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues		
Vehicle sales	46,299,260	**54,571,281**
Other sales and services	1,140,520	**2,740,775**
Total revenues	47,439,780	**57,312,056**
Cost of sales		
Vehicle sales	(36,789,230)	**(44,197,162)**
Other sales and services	(585,166)	**(1,653,647)**
Total cost of sales	(37,374,396)	**(45,850,809)**
Gross profit	10,065,384	**11,461,247**
Operating expenses:		
Research and development expenses	(4,277,897)	**(6,076,467)**
Selling, general and administrative expenses	(3,954,517)	**(5,792,690)**
Other operating income, net	198,103	**291,037**
Total operating expenses	(8,034,311)	**(11,578,120)**
Income/(Loss) from operations	2,031,073	**(116,873)**
Other (expense)/income:		
Interest expense	(60,878)	**(71,829)**
Interest income and investment income, net	848,793	**1,438,922**
Others, net	505,779	**603,421**
Income before income tax	3,324,767	**1,853,641**
Income tax expense	(80,832)	**(161,575)**
Net income	3,243,935	**1,692,066**
Less: Net income/(loss) attributable to noncontrolling interests	21,114	**(3,085)**
Net income attributable to ordinary shareholders of Li Auto Inc.	3,222,821	**1,695,151**
Net income	3,243,935	**1,692,066**
Other comprehensive loss		
Foreign currency translation adjustment, net of tax	(93,202)	**(47,492)**
Total other comprehensive loss	(93,202)	**(47,492)**
Total comprehensive income	3,150,733	**1,644,574**
Less: Net income/(loss) attributable to noncontrolling interests	21,114	**(3,085)**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	3,129,619	**1,647,659**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenues increased by 20.8% from RMB47.4 billion for the six months ended June 30, 2023 to RMB57.3 billion for the six months ended June 30, 2024.

Revenues from vehicle sales increased by 17.9% from RMB46.3 billion for the six months ended June 30, 2023 to RMB54.6 billion for the six months ended June 30, 2024, primarily attributable to the increase in vehicle deliveries, partially offset by the lower average selling price due to different product mix and pricing strategy changes.

Revenues from other sales and services increased by 140.3% from RMB1.1 billion for the six months ended June 30, 2023 to RMB2.7 billion for the six months ended June 30, 2024, primarily attributable to the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales, and the increased sales of embedded products and services, including charging stalls, offered together with vehicle sales, which is in line with higher vehicle deliveries.

COST OF SALES

Cost of sales increased by 22.7% from RMB37.4 billion for the six months ended June 30, 2023 to RMB45.9 billion for the six months ended June 30, 2024, primarily attributable to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit increased by 13.9% from RMB10.1 billion for the six months ended June 30, 2023 to RMB11.5 billion for the six months ended June 30, 2024. The decrease in gross margin from 21.2% for the six months ended June 30, 2023 to 20.0% for the six months ended June 30, 2024 was mainly due to the decrease of vehicle margin. Vehicle margin decreased from 20.5% for the six months ended June 30, 2023 to 19.0% for the six months ended June 30, 2024, primarily attributable to different product mix and pricing strategy changes, partially offset by cost reduction.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 42.0% from RMB4.3 billion for the six months ended June 30, 2023 to RMB6.1 billion for the six months ended June 30, 2024, primarily driven by increased expenses to support our expanding product portfolios and technologies, as well as increased employee compensation as a result of our growth in number of staff.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by 46.5% from RMB4.0 billion for the six months ended June 30, 2023 to RMB5.8 billion for the six months ended June 30, 2024, primarily driven by increased employee compensation as a result of our growth in number of staff, as well as increased rental expenses and other expenses associated with the expansion of our sales and servicing network.

MANAGEMENT DISCUSSION AND ANALYSIS

INCOME/(LOSS) FROM OPERATIONS

As a result of the foregoing, loss from operations was RMB116.9 million for the six months ended June 30, 2024, compared with RMB2.0 billion income from operations for the six months ended June 30, 2023.

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net increased by 69.5% from RMB848.8 million for the six months ended June 30, 2023 to RMB1.4 billion for the six months ended June 30, 2024, primarily attributable to an increase in cash position[1].

INCOME TAX EXPENSE

Income tax expense increased by 99.9% from RMB80.8 million for the six months ended June 30, 2023 to RMB161.6 million for the six months ended June 30, 2024, primarily due to the increase in effective tax rate. Effective tax rate increased to 8.7% for the six months ended June 30, 2024 from 2.4% for the six months ended June 30, 2023.

NET INCOME

As a result of the foregoing, net income was RMB1.7 billion for the six months ended June 30, 2024, compared with RMB3.2 billion for the six months ended June 30, 2023.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the six months ended June 30, 2024, we funded our cash requirements principally through cash generated from our operations. Our cash position decreased by 6.2% from RMB103.7 billion as of December 31, 2023 to RMB97.3 billion as of June 30, 2024.

The maturity profile of borrowings of the Group as at June 30, 2024 is set out in note 12 to the unaudited condensed consolidated financial statements in this report.

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the six months ended June 30, 2024.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2024.

---

1.   Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

MANAGEMENT DISCUSSION AND ANALYSIS

PLEDGE OF ASSETS

As at June 30, 2024, we secured certain manufacturing facilities and land use rights for borrowings, detail of which are set out in note 12 to the unaudited condensed consolidated financial statements in this report. Save as disclosed in this report, we did not have material pledged assets as at June 30, 2024.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have future plans for significant investments or capital assets as at June 30, 2024.

GEARING RATIO

As at June 30, 2024, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 56.4% (as at December 31, 2023: 57.8%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at June 30, 2024.

CAPITAL COMMITMENT

As at June 30, 2024, capital commitment of the Company was RMB5.6 billion (as at December 31, 2023: RMB6.3 billion), mainly on construction and purchase of production facilities, equipment and tooling.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

The total employee remuneration expenses for the Reporting Period, including share-based compensation expenses, were RMB7.1 billion, as compared with RMB4.8 billion for the six months ended June 30, 2023.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematically training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As of June 30, 2024, the Company had a total of 30,899 employees. The following table sets forth the total number of employees by function as of June 30, 2024:

Function	As of June 30, 2024
Research and Development	**5,373**
Production	**11,095**
Sales	**12,083**
General and Administrative	**2,348**
Total	**30,899**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. The table below sets out the ownership and voting rights held by the WVR Beneficiary as at June 30, 2024:

Class of Shares	Number of Shares	Approximate % of issued share capital[1]	Approximate % of total voting rights (matters other than Reserved Matters)[1][2][3]	Approximate % of total voting rights (for Reserved Matters)[1][2][3]	Approximate % of effective voting rights (matters other than Reserved Matters)[1][2][4]	Approximate % of effective voting rights (for Reserved Matters)[1][2][4]
Class A Ordinary Shares	108,557,400	5.12%	2.04%	5.12%	0%	0%
Class B Ordinary Shares	355,812,080	16.77%	66.83%	16.77%	68.22%	17.67%
Total	464,369,480	21.88%	68.87%	21.88%	68.22%	17.67%

Notes:

(1)   Assuming no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes. Certain percentage figures included in the table above have been subject to rounding adjustments. Accordingly, figures shown as totals in the table above may not be an arithmetic aggregation of the figures preceding them.

(2)   Class A Ordinary Shares entitle the Shareholder to one vote per Share and Class B Ordinary Shares entitle the Shareholder to ten votes per Share, except for resolutions with respect to the Reserved Matters for which each Share entitles each Shareholder to one vote per Share. Calculation of total/effective voting rights takes into account the voting rights attached to the 18,460,894 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(3)   Assuming all of the Performance Conditions (as defined in the Prospectus) are met and the Award Premium (as defined in the Prospectus) is fully paid in respect of all CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

(4)   Assuming none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of all CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

CORPORATE GOVERNANCE

As at June 30, 2024, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per Share). Assuming (i) none of the Performance Conditions (as defined in the Prospectus) is met and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 18,460,894 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li's shareholding represents (a) approximately 21.88 % of the Company's issued Shares; (b) approximately 68.46% of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 17.84% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As at June 30, 2024, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 16.77% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability. The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules as the basis of the Company's corporate governance practices.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save for the following.

CORPORATE GOVERNANCE

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "Code"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

CORPORATE GOVERNANCE

The Audit Committee comprises three independent non-executive Directors, being Mr. ZHAO Hongqiang, Prof. XIAO Xing, and Mr. JIANG Zhenyu, with Mr. ZHAO (being our independent non-executive Director with the appropriate professional qualifications) as the chairman of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated interim results of the Group for the six months ended June 30, 2024 and this interim report and has met with the independent Auditor. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent Auditor has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to directors' compensation, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, review and approve the compensation and employee benefit plans of our other executive officers and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules and make relevant disclosures in the Company's corporate governance report on the material matters reviewed and/or approved.

The Compensation Committee comprises three Directors, being Mr. LI Xiang, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairman of the Compensation Committee.

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 3.27A, 8A.27, 8A.28 and 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee were, among other things, in respect of its nomination functions, to review annually the structure, size and composition of the Board as a whole and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq and the Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, and develop and recommend to the Board a set of corporate governance guidelines; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

CORPORATE GOVERNANCE

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. ZHAO Hongqiang, Mr. JIANG Zhenyu and Prof. XIAO Xing, with Mr. JIANG as the chairman of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the compliance advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current compliance advisor or the appointment of a new compliance advisor.

On February 26, 2024, the Nominating and Corporate Governance Committee held a meeting, and reviewed and/or reported on the following matters:

Board Composition, Size and Procedures

(a)   the structure, size and composition of the Board and Board committees and functions of the Board committees;

(b)   the independence of the independent non-executive Directors;

Corporate Governance

(c)   the training and continuous professional development of Directors and senior management;

(d)   the code of conduct and employee handbook applicable to employees and Directors;

(e)   the re-appointment of the Company's compliance advisor;

(f)   the Company's compliance with the Corporate Governance Code;

(g)   the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other;

(h)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other;

(i)   effectiveness of the on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(j)   adequacy of the Company's various policies and practices on corporate governance;

(k)   the Company's policies and practices on compliance with legal and regulatory requirement; and

(l)   the matters covered in Rule 8A.30 of the Listing Rules.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at June 30, 2024, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Mr. LI	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares[2]	6.15%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares[2]	100.00%
Mr. LI Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[3]	0.81%
	Beneficial interest	10,000,000 Class A Ordinary Shares[4]	0.57%
	Beneficial interest	1,200,000 Class A Ordinary Shares[4]	0.07%
Mr. MA Donghui	Beneficial interest	9,000,000 Class A Ordinary Shares[5]	0.51%
	Beneficial interest	400,000 Class A Ordinary Shares[5]	0.02%
	Beneficial interest	101,906 Class A Ordinary Shares[5]	0.01%
Mr. WANG Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	122,038,976 Class A Ordinary Shares[6]	6.91%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[7]	14.62%
Mr. FAN Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	83,078,960 Class A Ordinary Shares[8]	4.70%

OTHER INFORMATION

Notes:

(1)   As at June 30, 2024, the Company had issued 2,122,020,268 shares in total, comprising 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of June 30, 2024.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per Share) are held by Amp Lee Ltd., a company incorporated in the British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in the British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. As such, Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(4)   Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 1,200,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(5)   Represents Mr. MA Donghui's entitlement to receive up to 9,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 400,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs. Mr. MA Donghui is also interested in 101,906 Class A Ordinary Shares.

(6)   This includes 122,038,976 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc..

(7)   This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(8)   This includes 83,078,960 Class A Ordinary Shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as at June 30, 2024, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at June 30, 2024, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	14.62%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	14.62%
Zijin Global Inc.[3]	Beneficial interest	122,038,976 (L)	6.91%
Mr. Wang Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	380,210,577 (L)	21.53%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.15%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.15%
Deutsche Bank Aktiengesellschaft[5]	Depositary	368,294,601 (L)	20.85%
	Depositary	364,670,784 (S)	20.65%
BlackRock, Inc.[6]	Interest in controlled corporations	90,547,407 (L)	5.13%
	Interest in controlled corporations	131,494 (S)	0.01%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. Li[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1)   As at June 30, 2024, the Company had issued 2,122,020,268 shares in total, comprising 1,766,208,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of June 30, 2024. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(5)   Deutsche Bank Aktiengesellschaft, a company incorporated in the Federal Republic of Germany, through its subsidiary Deutsche Bank Trust Company Americas acting in its capacity as a depositary of the ADR program of the Company.

(6)   BlackRock, Inc. is a Delaware corporation and listed on the New York Stock Exchange.

Save as disclosed above, as at June 30, 2024, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

The Company has the 2019 Plan, the 2020 Plan and the 2021 Plan. Since January 1, 2023, the Company has relied on the transitional arrangements provided for the existing share schemes and complied with Chapter 17 accordingly (effective from January 1, 2023).

During the Reporting Period, 2,595,050 RSUs were granted under the 2019 Plan. As of June 30, 2024, 18,460,894 Class A Ordinary Shares were issued to the Deutsche Bank Trust Company Americas, the depositary of the Company's ADSs, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company's share incentive plans (the "**Bulk Issuance Shares**"). Accordingly, the number of Shares that may be issued in respect of options and awards granted under all share schemes of the Company during the Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period is 0. Taking into account the Bulk Issuance Shares, the total number of shares available for issue under 2019 Plan and 2020 Plan as at the Latest Practicable Date is 139,995,517, representing approximately 6.60% of the issued share capital as at the Latest Practicable Date.

The details of each share scheme are set out below.

1.   **The 2019 Plan**

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to employees, consultants and directors of our Company.

Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the Board.

OTHER INFORMATION

Number of new Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2019 Plan is 38,684,002 Shares and 42,128,252 Shares respectively, of which the number of awards available for grant in the form of options under the 2019 Plan is 38,684,002 Shares and 42,128,252 Shares respectively.

Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2019 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2019 Plan.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Duration and remaining life. Unless terminated earlier, the 2019 Plan has a term of ten years. As at the date of this report, the remaining life of the 2019 Plan is approximately four years and nine months.

OTHER INFORMATION

Details of the outstanding options under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	December 1, 2019	5 years	10 years	0.1	8,000,000	0	0	0	0	0	8,000,000
Mr. LI Tie	December 1, 2019	5 years	10 years	0.1	10,000,000	0	0	0	0	0	10,000,000
Other employee participants	Between December 1, 2019 and January 1, 2021	1-5 years	10 years	0.1	21,295,724	0	310,000	1,640,010	139,000	0	19,516,714

Notes:

1. No options were granted during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD146.30.

3. Save as disclosed in the above table, there were no outstanding options granted to Directors, chief executive, substantial shareholders of the Company and their respective associates, service providers, related entity participants, participants with options and awards granted and to be granted exceeding 1% individual limit during the Reporting Period under the 2019 Plan as at the beginning/end of the Reporting Period.

OTHER INFORMATION

Details of the outstanding restricted share units granted under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. MA Donghui	June 15, 2023	Vesting in equal portions on December 15, 2023, December 15, 2024 and December 15, 2025	400,000	0	0	0	0	400,000	0.1
Other employee participants	Between July 1, 2022 and June 15, 2024	0-5 years	42,988,150	2,595,050	5,746,500	5,981,300	0	33,855,400	0.1

OTHER INFORMATION

Further details of the outstanding restricted share units granted under the 2019 Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Other employee participants	June 15, 2024	0-5 years	0	2,595,050	43,200	28,200	0	2,523,650	0.1

Notes:

1. As at the Latest Practicable Date, no consideration was payable in respect of the RSUs granted during the Reporting Period.

2. The vesting of the RSUs granted during the Reporting Period shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan. The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the grantees meet the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the grantee shall be forfeited.

3. The fair value of the RSUs granted during the Reporting Period on June 15, 2024 is HKD73.40. The fair value is calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. Please see Notes 2(u) and 20 to the unaudited condensed consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A Ordinary Shares.

4. In respect of the RSUs vested during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the RSUs vested is HKD74.01.

5. The closing price of Shares traded on the Stock Exchange on June 14, 2024, being the business day immediately before June 15, 2024, was HK$73.75 per Share. The closing price of ADSs traded on Nasdaq on June 14, 2024, being the business day immediately before June 15, 2024, was US$18.80 per ADS.

6. Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% individual limit, (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers during the Reporting Period under the 2019 Plan as at the beginning/end of the Reporting Period.

OTHER INFORMATION

2.   **The 2020 Plan**

The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the Board.

Maximum number of Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2020 Plan is 110,864,939 Shares and 114,619,333 Shares respectively, of which the number of awards available for grant in the form of options under the 2020 Plan is 110,824,800 Shares and 112,036,000 Shares respectively.

Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2020 Plan.

Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Duration and remaining life. Unless terminated earlier, the 2020 Plan has a term of ten years. As at the date of this report, the remaining life of the 2020 Plan is approximately five years and nine months.

OTHER INFORMATION

Details of the outstanding options under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	January 1, 2021	5 years	10 years	0.1	1,000,000	0	200,000	0	0	0	1,000,000
Other employee participants	January 1, 2021 and July 1, 2021	1-5 years	10 years	0.1	20,009,938	0	2,464,800	1,670,966	1,211,200	0	17,127,772

Notes:

1.   No options were granted during the Reporting Period.

2.   In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD148.17.

3.   Save as disclosed in the above table, there were no outstanding options granted to Directors, chief executive, substantial shareholders of the Company and their respective associates, service providers, related entity participants, participants with options and awards granted and to be granted exceeding 1% individual limit during the Reporting Period under the 2020 Plan as at the beginning/end of the Reporting Period.

OTHER INFORMATION

Details of the outstanding RSUs granted under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. LI Tie	January 1, 2022	5 years	1,200,000	0	0	0	0	1,200,000	0.1
Other employee participants	Between July 1, 2021 and January 1, 2023	1-5 years	16,910,000	0	282,100	2,539,800	0	14,088,100	0.1
Service providers	July 1, 2021	3 years	2,862	0	2,862	0	0	0	0.1

Notes:

1. In respect of the RSUs that were vested during the Reporting Period, the weighted average closing price of the Shares immediately before the dates on which the RSUs were vested is HKD73.40.

2. No RSUs were granted under the 2020 Plan during the Reporting Period.

3. Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% individual limit, (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, or (iv) other employee participants, related entity participants and service providers during the Reporting Period under the 2020 Plan as at the beginning/end of the Reporting Period.

OTHER INFORMATION

3.   **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021.

<u>Purpose.</u> The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

<u>Eligible participants.</u> We may grant awards to directors, consultants, and employees of our Company.

<u>Maximum number of Class B Ordinary Shares available for issue.</u> The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares. Taking into account the CEO Award, details of which are set out below, no new Class B Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder as at the date of this report. As at January 1, 2024 and June 30, 2024, the number of awards available for grant under the 2021 Plan is 0 Shares and 0 Shares respectively.

<u>Maximum entitlement of each participant.</u> Under the 2021 Plan, there is no specific limit on the maximum number of shares which may be granted to a single eligible participant but unvested under the 2021 Plan. There is no sublimit for grants to consultants/service providers under the 2021 Plan.

<u>Option exercise period.</u> The maximum exercisable term is ten years from the date of grant.

<u>Vesting period.</u> In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Consideration and purchase price.</u> The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

<u>Duration and remaining life.</u> Unless terminated earlier, the 2021 Plan has a term of ten years. As at the date of this report, the remaining life of the 2021 Plan is approximately six years and five months.

During the Reporting Period, no award was granted under the 2021 Plan and as at January 1, 2024 and June 30, 2024, there were no outstanding grants under the 2021 Plan. Please refer to the below paragraph for details of the CEO Award.

OTHER INFORMATION

4. **CEO Award**

    The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

    On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

    The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions (as defined in the Prospectus).

    On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares were converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details, please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

    As of June 30, 2024, the restrictions, terms and conditions to which the CEO Award Shares are subject to were not met and there was no outstanding, cancelled, lapsed options or awards under the 2021 Plan during the Reporting Period. The total number of shares available for issue under 2021 Plan as at the Latest Practicable Date is nil, representing 0% of the issued share capital as at the Latest Practicable Date.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES OR SALE OF TREASURY SHARES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period and up to the Latest Practicable Date. As at June 30, 2024, the Company did not hold any treasury shares (as defined under the Listing Rules).

CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

There is no information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the date of the Company's annual report for the year ended December 31, 2023.

INTERIM DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

OTHER INFORMATION

USE OF PROCEEDS

(a)   Use of proceeds from the Global Offering

On August 12, 2021, the Class A Ordinary Shares were listed on the Main Board of the Stock Exchange. The net proceeds received by the Company from the Global Offering were approximately HK$13.3 billion. As of the Latest Practicable Date, there had been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the net proceeds had been fully utilized.

As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below:

	% of use of proceed	Net proceeds (HK$ million)	Unutilized amount as at December 31, 2023 (HK$ million)	Utilized amount for the half-year ended June 30, 2024 (HK$ million)	Unutilized amount as at June 30, 2024 (HK$ million)
Fund the research and development of HPC BEV technologies, platforms, and future models, including to fund (a) the development of high C-rate battery, high-voltage platform, and ultra-fast charging technologies, (b) the development of our HPC BEV platforms, including Whale and Shark platforms, and (c) the development and launch of HPC BEV models planned for 2023	20%	2,653.5	1,056.0	1,056.0	–
Fund the research and development of intelligent vehicle and autonomous driving technologies, including to fund (a) the enhancement of intelligent vehicle systems, (b) the enhancement of the current Level 2 autonomous driving technology and the development of the Level 4 autonomous driving technology	15%	1,990.1	660.7	660.7	–
Fund the research and development of future EREV models, including to fund (a) the development of a next-generation EREV platform, and (b) the development and launch of a new EREV model planned for 2022 and two more planned for 2023	10%	1,326.8	440.5	440.5	–
Fund the expansion of production capacity	25%	3,316.9	–	–	–
Fund the expansion of retail stores and delivery and servicing centers	10%	1,326.8	509.6	509.6	–
Fund the roll-out of HPC network	5%	663.4	–	–	–
Fund marketing and promotion	5%	663.4	215.1	215.1	–
Working capital and other general corporate purposes to support our business operation and growth in the next 12 months	10%	1,326.7	–	–	–
Total	**100%**	**13,267.6**	**2,881.9**	**2,881.9**	**–**

OTHER INFORMATION

(b)   Use of proceeds from the US ATM Offering

The Company sold 13,502,429 ADSs representing 27,004,858 Class A Ordinary Shares of the Company under the ATM Offering, raising gross proceeds of US$536.4 million before deducting fees and commissions payable to the sales agents of US$5.4 million and certain other offering expenses. The net proceeds of the ATM Offering were US$529.1 million, with the selling price ranging from US$37.8 per ADS to US$44.4 per ADS and average net selling price of US$39.2 per ADS.

The Company has used and currently still intends to use the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. As of June 30, 2024, we had utilized approximately 68% of the net proceeds for the purposes described above. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

As of June 30, 2024, we had utilized (i) nil for research and development of next-generation electric vehicle technologies including technologies for BEVs, smart space, and autonomous driving, (ii) US$151.1 million for development and manufacture of future platforms and car models, and (iii) US$209.4 million for working capital needs and general corporate purposes. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes by the end of 2025.

CONTRACTUAL ARRANGEMENTS

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations. Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "**ICP License**") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), radio and television program production activities are "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs as required by PRC laws. The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License and the License for Production and Operation of Radio and TV Programs, carries out these said workstreams.

OTHER INFORMATION

According to our consultations with an officer of the MIIT in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2024 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the six months ended June 30, 2024 which could have a material and adverse effect on our financial condition or results of operations.

APPROVAL OF INTERIM REPORT

The interim report and the unaudited interim condensed consolidated results of the Group for the six months ended June 30, 2024 were approved and authorised for issue by the Board on August 28, 2024.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 36 to 92, which comprises the condensed consolidated balance sheet of Li Auto Inc. (the "Company") and its subsidiaries (together, the "Group") as at June 30, 2024 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in shareholders' equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 28, 2024

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	As of, December 31, 2023 RMB (Audited)	June 30, 2024 RMB (Unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents		91,329,030	80,783,571
Restricted cash		479	5,225
Time deposits and short-term investments	5	11,933,255	16,463,169
Trade receivable, net of allowance for credit losses of RMB285 and RMB265 as of December 31, 2023 and June 30, 2024, respectively	6	143,523	157,954
Inventories	7	6,871,979	8,307,534
Prepayments and other current assets, net of allowance for credit losses of RMB3,076 and RMB2,239 as of December 31, 2023 and June 30, 2024, respectively		4,247,318	4,090,179
Total current assets		114,525,584	109,807,632
Non-current assets:			
Long-term investments	11	1,595,376	1,492,010
Property, plant and equipment, net	8	15,745,018	21,238,080
Operating lease right-of-use assets, net		5,939,230	7,053,875
Intangible assets, net	9	864,180	892,188
Goodwill		5,484	5,484
Deferred tax assets		1,990,245	2,317,350
Other non-current assets, net of allowance for credit losses of RMB4,886 and RMB4,845 as of December 31, 2023 and June 30, 2024, respectively	10	2,802,354	2,303,580
Total non-current assets		28,941,887	35,302,567
Total assets		143,467,471	145,110,199
LIABILITIES			
Current liabilities:			
Short-term borrowings	12	6,975,399	922,219
Trade and notes payable	13	51,870,097	46,832,038
Amounts due to related parties	24	10,607	10,284
Deferred revenue, current	17	1,525,543	1,732,534
Operating lease liabilities, current		1,146,437	1,258,938
Finance lease liabilities, current		–	44,766
Accruals and other current liabilities	14	11,214,626	11,658,692
Total current liabilities		72,742,709	62,459,471

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of,	
		December 31, 2023	June 30, 2024
	Notes	RMB	RMB
		(Audited)	(Unaudited)
Non-current liabilities:			
Long-term borrowings	12	1,747,070	**7,982,516**
Deferred revenue, non-current	17	812,218	**790,023**
Operating lease liabilities, non-current		3,677,961	**4,576,145**
Finance lease liabilities, non-current		–	**679,419**
Deferred tax liabilities		200,877	**508,547**
Other non-current liabilities	15	3,711,414	**4,800,203**
Total non-current liabilities		10,149,540	**19,336,853**
Total liabilities		82,892,249	**81,796,324**
Commitments and contingencies	23		
SHAREHOLDERS' EQUITY			
Class A Ordinary Shares	18		
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,629,850,850 shares outstanding as of December 31, 2023 and 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,639,193,288 shares outstanding as of June 30, 2024)		1,215	**1,215**
Class B Ordinary Shares	18		
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2023 and June 30, 2024)		235	**235**
Treasury shares		(90)	**(83)**
Additional paid-in capital		57,479,857	**58,573,929**
Accumulated other comprehensive loss		(224,876)	**(272,368)**
Statutory reserves		444,585	**444,585**
Retained earnings		2,441,698	**4,136,849**
Total Li Auto Inc. shareholders' equity		60,142,624	**62,884,362**
Noncontrolling interests		432,598	**429,513**
Total shareholders' equity		60,575,222	**63,313,875**
Total liabilities and shareholders' equity		143,467,471	**145,110,199**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Six Months Ended June 30,	
		2023	2024
	Notes	RMB	**RMB**
Revenues:			
Vehicle sales	*16*	46,299,260	**54,571,281**
Other sales and services	*16*	1,140,520	**2,740,775**
Total revenues		47,439,780	**57,312,056**
Cost of sales:			
Vehicle sales		(36,789,230)	**(44,197,162)**
Other sales and services		(585,166)	**(1,653,647)**
Total cost of sales		(37,374,396)	**(45,850,809)**
Gross profit		10,065,384	**11,461,247**
Operating expenses:			
Research and development		(4,277,897)	**(6,076,467)**
Selling, general and administrative		(3,954,517)	**(5,792,690)**
Other operating income, net		198,103	**291,037**
Total operating expenses		(8,034,311)	**(11,578,120)**
Income/(Loss) from operations		2,031,073	**(116,873)**
Other (expense)/income:			
Interest expense		(60,878)	**(71,829)**
Interest income and investment income, net		848,793	**1,438,922**
Others, net		505,779	**603,421**
Income before income tax		3,324,767	**1,853,641**
Income tax expense	*21*	(80,832)	**(161,575)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Notes	For the Six Months Ended June 30, 2023 RMB	2024 RMB
Net income		3,243,935	**1,692,066**
Less: Net income/(loss) attributable to noncontrolling interests		21,114	**(3,085)**
Net income attributable to ordinary shareholders of Li Auto Inc.		3,222,821	**1,695,151**
Weighted average number of ordinary shares	19		
Basic		1,959,868,447	**1,988,142,132**
Diluted		2,106,262,967	**2,128,864,956**
Net earnings per share attributable to ordinary shareholders	19		
Basic		1.64	**0.85**
Diluted		1.54	**0.80**
Net income		3,243,935	**1,692,066**
Other comprehensive loss			
Foreign currency translation adjustment, net of tax		(93,202)	**(47,492)**
Total other comprehensive loss		(93,202)	**(47,492)**
Total comprehensive income		3,150,733	**1,644,574**
Less: Net income/(loss) attributable to noncontrolling interests		21,114	**(3,085)**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		3,129,619	**1,647,659**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

| | Class A Ordinary Shares | | Class B Ordinary Shares | | Treasury Shares | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Statutory Reserves | (Accumulated Deficit)/ Retained Earnings | Noncontrolling Interests | Total Shareholders' Equity |
| | Number of Shares | Amount | Number of Shares | Amount | Number of Shares | Amount | | | | | | |
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	–	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	–	–	–	–	12,630,102	8	8,759	–	–	–	–	8,767
Share-based compensation	–	–	–	–	–	–	897,670	–	–	–	–	897,670
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(93,202)	–	–	–	(93,202)
Net income	–	–	–	–	–	–	–	–	–	3,222,821	21,114	3,243,935
Balance as of June 30, 2023	1,728,765,894	1,188	355,812,080	235	(117,593,980)	(76)	54,775,751	(287,312)	–	(5,595,029)	348,720	49,243,477
Balance as of January 1, 2024	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222
Exercise of share options and vesting of RSUs	–	–	–	–	9,342,438	7	6,732	–	–	–	–	6,739
Share-based compensation	–	–	–	–	–	–	1,087,340	–	–	–	–	1,087,340
Foreign currency translation adjustment, net of tax	–	–	–	–	–	–	–	(47,492)	–	–	–	(47,492)
Net Income	–	–	–	–	–	–	–	–	–	1,695,151	(3,085)	1,692,066
Balance as of June 30, 2024	1,766,208,188	1,215	355,812,080	235	(127,014,900)	(83)	58,573,929	(272,368)	444,585	4,136,849	429,513	63,313,875

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,	
	2023 RMB	2024 RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	3,243,935	**1,692,066**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Depreciation of property, plant and equipment, amortization of intangible assets and operating lease cost related to land use rights	772,167	**1,302,793**
Share-based compensation expenses	897,670	**1,087,340**
Foreign exchange loss	950	**18,652**
Interest and investment income	(75,432)	**(506,661)**
Interest expense	8,252	**36,258**
Share of loss of equity method investees	1,608	**3,421**
Inventory write-downs and reversal of losses on purchase commitments relating to inventory	(106,979)	**23,561**
Allowance for credit losses	2,280	**(900)**
Deferred income tax expense/(benefit)	42,471	**(19,434)**
Gain on disposal of property, plant and equipment	(64,871)	**(9,673)**
Changes in operating assets and liabilities:		
Prepayments and other current assets	(1,247,620)	**212,581**
Inventories	459,247	**(3,146,878)**
Operating lease right-of-use assets	(283,671)	**(825,607)**
Operating lease liabilities	298,370	**859,657**
Other non-current assets	398,459	**102,617**
Trade receivable	(36,135)	**(14,411)**
Deferred revenue	562,511	**184,796**
Trade and notes payable	11,378,778	**(4,696,756)**
Amounts due to related parties	(449)	**(323)**
Accruals and other current liabilities	1,853,144	**(861,672)**
Other non-current liabilities	788,076	**786,790**
Net cash provided by/(used in) operating activities	18,892,761	**(3,771,783)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment and intangible assets	(2,569,324)	**(3,136,175)**
Disposal of property, plant and equipment	149,474	**290,608**
Purchase of long-term investments	–	**(21,410)**
Placement of time deposits	(3,194,463)	**(14,447,944)**
Redemption of time deposits	–	**9,727,407**
Placement of short-term investments	(13,820,000)	**(5,000,000)**
Redemption of short-term investments	24,315,501	**5,650,000**
Net cash provided by/(used in) investing activities	4,881,188	**(6,937,514)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,	
	2023	2024
	RMB	RMB
CASH FLOWS FROM FINANCING ACTIVITIES		
Payment of issuance cost for at-the-market equity offering program (the "ATM Offering")	(2,447)	–
Proceeds from exercise of share options and vesting of RSUs	4,888	7,212
Proceeds from borrowings	599,387	153,367
Repayment of borrowings	(2,651,231)	(174,627)
Proceeds from debt from third party investors	–	94,562
Net cash (used in)/provided by financing activities	(2,049,403)	80,514
Effects of exchange rate changes on cash, cash equivalents and restricted cash	112,945	88,070
Net change in cash, cash equivalents and restricted cash	21,837,491	(10,540,713)
Cash, cash equivalents and restricted cash at beginning of the period	40,418,158	91,329,509
Cash, cash equivalents and restricted cash at end of the period	62,255,649	80,788,796
Supplemental Disclosures		
Cash paid for interest, net of amounts capitalized	(27,559)	(36,845)
Cash paid for income tax	–	(477,014)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS

(a) **Principal activities**

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People's Republic of China (the "PRC").

(b) **History of the Group and basis of presentation**

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEX"), the Group underwent reorganization of its corporate structure (the "2021 Reorganization") in the second quarter of 2021. The major reorganization steps were as follows:

- In accordance with the requirements under the Listing Decision LD43-3 of HKEX to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i).

- In April 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ") and one of the subsidiaries of Leading Ideal HK Limited ("Leading Ideal HK") each held 50% equity interest of Chongqing Lixiang Automobile Co., Ltd. ("Chongqing Lixiang Automobile") which was previously a wholly owned subsidiary of Beijing CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group's unaudited condensed consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK's subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company ("WFOE"). The transaction was accounted for as a common control transaction within the Group; accordingly, there was no impact to the Group's unaudited condensed consolidated financial information.

The Group's unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(b) History of the Group and basis of presentation *(Continued)*

As of June 30, 2024, the Company's principal subsidiaries, the consolidated VIEs and the VIEs' subsidiaries are as follows:

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation	Notes
Subsidiaries						
Leading Ideal HK	100%	HKD0.1	May 15, 2017	Hong Kong, PRC, limited liability company	Investment holding in Hong Kong	
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	RMB105,422	December 19, 2017	Beijing, PRC, limited liability company	Technology development and corporate management in the PRC	
Beijing CHJ Automobile Technology Co., Ltd. ("Beijing CHJ Technology")	100%	RMB546,000	March 22, 2021	Beijing, PRC, limited liability company	Technology development in the PRC	
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	RMB1,647,831	August 6, 2019	Beijing, PRC, limited liability company	Sales and after sales management in the PRC	
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	RMB4,147,037	May 8, 2017	Changzhou, PRC, limited liability company	Sales and after sales management in the PRC	(i)
Chongqing Chezhiyu Automobile Sales and Services Co., Ltd. ("Chongqing Chezhiyu")	100%	–	April 13, 2023	Chongqing, PRC, limited liability company	Sales and after sales management in the PRC	
Beijing Lixiang Automobile Co., Ltd. ("Beijing Lixiang Automobile")	100%	RMB810,000	April 9, 2021	Beijing, PRC, limited liability company	Manufacturing of automobile in the PRC	
Lixiang Zhizao Automobile Services (Shanghai) Co., Ltd.	100%	–	September 16, 2022	Shanghai, PRC, limited liability company	Sales and after sales management in the PRC	

	Issued and Fully Paid Share Capital	Date of Incorporation	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation
The VIEs				
Beijing CHJ	RMB280,464	April 10, 2015	Beijing, PRC, limited liability company	Technology development in the PRC
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	–	March 27, 2017	Beijing, PRC, limited liability company	Technology development in the PRC

Notes:

(i)   Jiangsu XD was Beijing CHJ's subsidiary before the 2021 Reorganization.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2023 and June 30, 2024, and its results of operations and cash flows for the six months ended June 30, 2023 and 2024. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)   Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810 "Consolidation") and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(c)   Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d)   Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Company's subsidiaries, the VIEs and the VIEs' subsidiaries with operations in Chinese mainland and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income as "Others, net".

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The foreign currency translation adjustments are recorded in accumulated other comprehensive (loss)/income as a component of shareholders' equity.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(e) Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, cash in bank, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported as "Restricted cash" in the unaudited condensed consolidated balance sheets.

(f) Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as "Time deposits and short-term investments", while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as "Long-term investments". The time deposits have a fixed interest rate return and the Group has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the unaudited condensed consolidated balance sheets as "Time deposits and short-term investments", while those financial instruments which have maturity dates longer than one year are classified as "Long-term investments" in the unaudited condensed consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income as "Interest income and investment income, net".

(g) Trade receivable and current expected credit losses

Trade receivable primarily includes commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Groups collects order payment from customers before the delivery, thus no trade receivable recognized related to vehicle sales. The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the six months ended June 30, 2023 and 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(h)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis after the fiscal year-end.

(i)   Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

	Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Units-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(i)   Property, plant and equipment, net *(Continued)*

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the unaudited condensed consolidated statements of comprehensive income as "Other operating income, net".

The Group reviews the estimated useful lives and units of production for depreciation of its property, plant and equipment on an ongoing basis. In evaluating useful lives and units of production, the Group considers how long assets will remain functionally efficient and effective, and the assets' estimated total service capability, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, or the estimated level of production changes, the useful life or unit of production of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets' current carrying values over their revised remaining useful lives or revised units of production.

(j)   Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives	
Software and Patents	2 to 10 years

The Group estimates the useful life of the software and patents to be 2 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license, which are carried at cost less any subsequent impairment loss. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Group acquired the automotive manufacturing permission and the insurance agent license. The Group expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. The Group believes, based upon regulatory precedent, that the automotive manufacturing permission maintenance and required license renewals (as approved by government authorities) are normal activities, thus providing the basis for the indefinite life assumption.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(k)   Impairment of long-lived assets other than goodwill

The Group evaluates property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC 360 "Property, Plant and Equipment". The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment loss of long-lived assets was recognized for the six months ended June 30, 2023 and 2024.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350 "Intangibles-Goodwill and Other". The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group's operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the six months ended June 30, 2023 and 2024.

(l)   Long-term investments

Long-term investments are comprised of equity investments in publicly traded companies, privately-held companies and private equity funds, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the unaudited condensed consolidated statements of comprehensive income as "Interest income and investment income, net", according to ASC 321 "Investments – Equity Securities".

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. For equity investments in private equity funds, over which the group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures ("ASC 820") ("NAV practical expedient"). These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(l) Long-term investments *(Continued)*

Equity investments (Continued)

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, *Investment – Equity Method and Joint Ventures* ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the unaudited condensed consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the six months ended June 30, 2023 and 2024.

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income as "Interest income and investment income, net."

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(m) Product warranties

The Group generally provides product warranties mainly on vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with *ASC 460*, Guarantees. The Group also provides extended lifetime warranty for certain vehicle. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with *ASC 606* "Revenue from Contracts with Customers".

The accrued warranty activity consists of the following:

	For the Six Months Ended June 30,	
	2023	2024
Accrued warranty at beginning of the period	1,594,312	3,251,112
Warranty cost incurred	(49,838)	(124,369)
Provision for warranty	857,016	939,972
Accrued warranty at end of the period	2,401,490	4,066,715
Including: Accrued warranty, current	217,522	347,882
Accrued warranty, non-current	2,183,968	3,718,833

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(n) Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include the sales of Li Plus Membership, sales of goods from online store and accessories, sales and installment of charging stalls, and providing non-warranty after-sales services and commission service.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

•   provides all of the benefits received and consumed simultaneously by the customer;

•   creates and enhances an asset that the customer controls as the Group performs; or

•   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

(n)   **Revenue recognition** *(Continued)*

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, over-the-air upgrades (or "OTA upgrades"), Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

Sales of goods from online store and accessories

The Group sells goods from online store and accessories separately and the revenue are recognized at a point in time when the control is transferred to the customer.

After-sales services

The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(n)   Revenue recognition *(Continued)*

Customer loyalty points

The Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of vehicles is a material right and is considered as a separate performance obligation. The amount allocated to the customer loyalty points as separate performance obligation is recorded as deferred revenue and revenue is recognized when the customer loyalty points are used or expired.

To encourage user engagement and generate market awareness, customers or users of the Group's mobile application can also obtain customer loyalty points through referring new customers to purchase the vehicles. The Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are not critical items.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

(o)   Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory is either obsolete or in excess of forecasted demand, losses on inventory purchase commitments as well as impairment charges of manufacturing property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes cost of goods from online stores and accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(p)   Research and development expenses

Research and development ("R&D") expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(q)   Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers.

(r)   General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for employees involved in general corporate functions, professional service fees, depreciation and amortization expenses, rental and other general corporate related expenses.

(s)   Government grants

The Group receives government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies that compensate for asset are recognized as a deduction of the carrying amount of the asset when conditions are met.

As of December 31, 2023 and June 30, 2024, liabilities included RMB481,548 and RMB478,826 in deferred government grants. For the six months ended June 30, 2023 and 2024, the Group recognized government grants of approximately RMB470,531 and RMB891,935, respectively, in the unaudited condensed consolidated statements of comprehensive income.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(t)   Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(u)   Share-based compensation

The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, *Compensation-Stock Compensation*.

Employees' share-based awards granted with service conditions and performance condition, are measured at the grant date fair value. Employees' share-based awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures. For performance-based awards, share-based compensation expense is recognized over the expected performance achievement period as the achievement of each performance condition becomes probable.

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award's fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(u) Share-based compensation *(Continued)*

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.

(v) Earnings per share

Basic net earnings per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings.

Diluted net earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net earnings per share calculation when inclusion of such shares would be anti-dilutive.

(w) Segment reporting

ASC 280, *Segment Reporting*, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.   RECENT ACCOUNTING PRONOUNCEMENTS

Recently adopted accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group adopted the ASU on January 1, 2024 and the adoption did not have a significant impact on the Group's unaudited condensed consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

4.   CONCENTRATION AND RISKS

(a)   Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and June 30, 2024, most of the Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4.   **CONCENTRATION AND RISKS** *(CONTINUED)*

(a)   **Concentration of credit risk** *(Continued)*

The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)   **Currency convertibility risk**

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB101,782,349 and RMB89,383,534 as of December 31, 2023 and June 30, 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)   **Foreign currency exchange rate risk**

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 3.8% and 0.6% for the six months ended June 30, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

5. **TIME DEPOSITS AND SHORT-TERM INVESTMENTS**

The Group's time deposits and short-term investments consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Short-term time deposits	10,256,127	15,462,534
Short-term financial instruments	1,677,128	1,000,635
Total	11,933,255	16,463,169

6. **TRADE RECEIVABLE**

An aging analysis of the trade receivable as of December 31, 2023 and June 30, 2024, based on the recognition date and net of allowance for credit losses, is as follows:

	As of	
	December 31, 2023	June 30, 2024
Within 3 months	133,285	117,671
Between 3 months and 6 months	1,437	31,354
Between 6 months and 1 year	647	771
More than 1 year	8,154	8,158
Total	143,523	157,954

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

7.   INVENTORIES

Inventories consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Finished products		
Vehicles	3,914,310	4,954,953
Other finished products	504,870	588,737
Raw materials and work in process	2,521,705	2,899,930
Inventories	6,940,885	8,443,620
Inventory valuation allowance	(68,906)	(136,086)
Inventories, net	6,871,979	8,307,534

Finished products primarily include vehicles ready for transit at production plants, vehicles in transit to fulfil customers' orders, new vehicles available for immediate sales at the Group's sales and servicing center locations, spare parts used for after-sales services and goods for online store and accessories.

Raw materials and work in process primarily consist of materials for volume production which will be transferred into production cost when incurred.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

8.   **PROPERTY, PLANT AND EQUIPMENT, NET**

Property, plant and equipment, net consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Production machineries, facilities and equipment	5,289,171	8,456,302
Mold and tooling	3,382,614	5,333,620
Buildings	2,414,577	4,179,314
Construction in process[(i)]	4,583,131	2,638,183
Leasehold improvements	1,997,932	2,273,695
Motor vehicles	1,457,271	2,839,730
Buildings improvements	311,045	348,310
Total	19,435,741	26,069,154
Less: Accumulated depreciation	(3,663,187)	(4,803,538)
Less: Accumulated impairment loss	(27,536)	(27,536)
Total property, plant and equipment, net	15,745,018	21,238,080

The Group recorded depreciation expenses of RMB760,591 and RMB1,272,209 for the six months ended June 30, 2023 and 2024, respectively.

(i)   Construction in process is primarily comprised of production plants, facilities, equipment and mold and tooling.

In October 2021, the Company commenced construction of the Beijing manufacturing base, which was completed in the beginning of 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite-lived intangible assets, net	682,174	682,174
Software	258,705	300,625
Patents	694	694
Definite-lived intangible assets	259,399	301,319
Less: Accumulated amortization		
Software	(76,699)	(90,611)
Patents	(694)	(694)
Accumulated amortization	(77,393)	(91,305)
Definite-lived intangible assets, net	182,006	210,014
Total intangible assets, net	864,180	892,188

The Group recorded amortization expenses of RMB11,576 and RMB13,967 for the six months ended June 30, 2023 and 2024, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9. INTANGIBLE ASSETS, NET *(CONTINUED)*

As of June 30, 2024, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the Year Ending June 30,
2025	27,258
2026	25,636
2027	25,470
2028	25,458
2029 and thereafter	106,192
Total	210,014

10. OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of	
	December 31, 2023	**June 30, 2024**
Prepayments for purchase of property, plant and equipment[i]	1,503,699	**1,122,359**
Long-term deposits paid to vendors	1,053,411	**864,992**
Deductible VAT input, non-current	243,229	**306,062**
Others	6,901	**15,012**
Less: Allowance for credit losses	(4,886)	**(4,845)**
Total	2,802,354	**2,303,580**

(i) Prepayments for purchase of property, plant and equipment primarily consists of prepayments for production facilities, leasehold improvements, equipment and mold and tooling.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   LONG-TERM INVESTMENTS

The Group's long-term investments consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Equity investments:		
Equity securities without readily determinable fair values using the measurement alternative	700,459	707,339
Equity securities without readily determinable fair values using the NAV practical expedient	30,185	57,679
Equity securities with readily determinable fair values	294,561	724,916
Equity investments accounted for using the equity method	160,526	2,076
Debt investments:		
Long-term time deposits	409,645	–
Total	1,595,376	1,492,010

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values represent investments in privately-held companies and private equity funds with no readily determinable fair value.

No impairment of equity securities without readily determinable fair values were recorded in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income for the six months ended June 30, 2023 and 2024.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

For equity securities with readily determinable fair values, net unrealized losses of RMB1,362 and net unrealized gains of RMB429,978 were recorded for the six months ended June 30, 2023 and 2024, respectively, in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS

Borrowings consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Short-term borrowings:		
Convertible debt[1]	6,031,566	–
Unsecured borrowing[2]	688,231	698,638
Secured borrowing[3]	155,602	123,581
Credit guaranteed borrowing[4]	100,000	100,000
Total short-term borrowings[5]	6,975,399	922,219

	As of	
	December 31, 2023	June 30, 2024
Long-term borrowings:		
Secured borrowing[3]	1,647,070	1,707,831
Credit guaranteed borrowing[4]	100,000	50,000
Convertible debt[1]	–	6,224,685
Total long-term borrowings	1,747,070	7,982,516
Total borrowings	8,722,469	8,904,735

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS *(CONTINUED)*

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2024, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2023 and 2024, the convertible debt related interest expense was RMB16,045 and RMB16,729, respectively. As of December 31, 2023 and June 30, 2024, the principal amount of the convertible debt was RMB6,108,829 and RMB6,295,215, and the unamortized debt issuance cost was RMB77,263 and RMB70,530, respectively.

(2) In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum.

(3) As of December 31, 2023, the Group obtained secured borrowing from certain banks with a total principal of RMB1,802,672. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

As of June 30, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB1,831,412. The annual interest rate of these borrowings is approximately 5-year LPR minus 0.80%. The maturity dates were June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2023 and June 30, 2024. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS *(CONTINUED)*

(4) As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB200,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. Borrowings of RMB50,000 was repaid in the first half of 2024.

As of June 30, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB150,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2023 and June 30, 2024. No credit guaranteed borrowing as of December 31, 2023 and June 30, 2024 contain covenants.

(5) As of December 31, 2023 and June 30, 2024, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.69% and 2.58%.

The following table summarizes the aggregate repayment schedule of the Group's borrowings, excluding convertible debt:

	For the Year Ending June 30,
2025	922,219
2026	231,408
2027	183,036
2028	183,036
2029	243,848
Thereafter	916,503

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. **TRADE AND NOTES PAYABLE**

Trade and notes payable consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Trade payable for raw materials	34,839,546	27,551,623
Notes payable[(i)]	17,030,551	19,280,415
Total	51,870,097	46,832,038

(i)   Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2023 and June 30, 2024 were RMB712,039 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2023 and June 30, 2024, based on the recognition date, is as follows:

	As of	
	December 31, 2023	June 30, 2024
Within 3 months	45,079,655	36,668,837
Between 3 months and 6 months	6,565,284	9,953,478
Between 6 months and 1 year	126,799	162,867
More than 1 year	98,359	46,856
Total	51,870,097	46,832,038

The trade payable and notes payable are non-interest-bearing and are normally settled on 30-180 day terms.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

14.   ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Payables for purchase of property, plant and equipment	2,667,165	4,072,097
Payables for research and development expenses	1,371,125	1,640,717
Salaries and benefits payable	2,204,050	1,139,226
Tax payable	1,657,471	961,749
Payables for logistics expenses	794,512	747,137
Accrued costs of purchase commitments relating to inventory and technical authorization fee	600,778	662,571
Payables for marketing and promotional expenses	415,474	593,478
Accrued warranty, current	236,699	347,882
Deposits from vendors	67,035	84,333
Advances from customers	81,925	18,812
Other payables	1,118,392	1,390,690
Total	11,214,626	11,658,692

15.   OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of	
	December 31, 2023	June 30, 2024
Accrued warranty, non-current	3,014,413	3,718,833
Payables for property, plant and equipment, non-current	217,111	595,488
Deferred government grants, non-current	431,954	431,688
Other payables	47,936	54,194
Total	3,711,414	4,800,203

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

16.   REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,	
	2023	2024
Revenue recognized at a point in time	47,349,758	57,000,367
Including: Vehicle sales	46,299,260	54,571,281
Other sales and services	1,050,498	2,429,086
Revenue recognized over time	90,022	311,689
Total	47,439,780	57,312,056

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time primarily include (i) sales and installment of charging stalls, (ii) sales of goods from online store and accessories, (iii) non-warranty after-sales services, (iv) commission service fee and (v) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

17.   DEFERRED REVENUE

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Six Months Ended June 30,	
	2023	2024
Deferred revenue-at beginning of the period	1,150,832	2,337,761
Additions	47,860,848	56,522,640
Recognition	(47,298,337)	(56,337,844)
Deferred revenue-at end of the period	1,713,343	2,522,557
Including: Deferred revenue, current	1,125,700	1,732,534
Deferred revenue, non-current	587,643	790,023

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18. **ORDINARY SHARES**

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the reorganization in 2019. In connection with the reorganization and issuance of Series C convertible redeemable preferred shares, 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

As of June 30, 2024, the Company issued 63,300,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs. In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the ATM Offering, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. Under the ATM Offering, a total of 27,004,858 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

As of June 30, 2024, 26,037,214 share options that fulfilled the vesting conditions were exercised and 18,805,286 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2023 and June 30, 2024, the Company had issued and outstanding ordinary shares of 1,985,662,930 and 1,995,005,368, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. EARNINGS PER SHARE

Basic and diluted net earnings per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the six months ended June 30, 2023 and 2024 as follows:

	For the Six Months Ended June 30,	
	2023	**2024**
Numerator:		
Net income attributable to ordinary shareholders of Li Auto Inc.	3,222,821	**1,695,151**
Dilution effect arising from convertible debt	16,045	**16,729**
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	3,238,866	**1,711,880**
Denominator:		
Weighted average ordinary shares outstanding-basic	1,959,868,447	**1,988,142,132**
Effects of dilutive securities		
Options and RSUs	85,533,415	**79,861,719**
Convertible debt	60,861,105	**60,861,105**
Weighted average ordinary shares outstanding-diluted	2,106,262,967	**2,128,864,956**
Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	1.64	**0.85**
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	1.54	**0.80**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Six Months Ended June 30,	
	2023	2024
Research and development expenses	583,284	658,096
Selling, general and administrative expenses	293,751	408,123
Cost of sales	20,635	21,121
Total	897,670	1,087,340

(i)   2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2024, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2024, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan.

The contractual term of share-based awards under 2019 Plan and 2020 Plan is generally ten years from the grant date and the options and RSUs granted have service and performance conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

In 2024, the Group made an amendment to the vesting condition of outstanding share-based awards under the 2019 Plan and 2020 Plan, from only service condition to vesting be subject to service condition and the achievement of certain performance targets. The amendment changes the expectation that the award will ultimately vest and no incremental fair value was recognized upon modification. If the original vesting conditions are satisfied, compensation cost equal to the award's original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. In 2024, the Group also extended the contractual term of certain share-based awards under the 2019 Plan and 2020 Plan, which impact to the unaudited condensed consolidated financial statements was not material.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(i) 2019 and 2020 Share Incentive Plan *(Continued)*

(a) The following table summarizes Company's share option activity under the 2019 Plan and 2020 Plan for the six months ended June 30, 2023 and 2024:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Granted	–	–		
Exercised	(5,994,290)	0.10		
Forfeited	(2,924,200)	0.10		
Outstanding as of June 30, 2023	65,417,754	0.10	4.96	1,141,540
Outstanding as of December 31, 2023	**60,307,462**	**0.10**	**4.41**	**1,122,594**
Granted	–	–		
Exercised	**(3,310,976)**	**0.10**		
Forfeited	**(1,352,000)**	**0.10**		
Outstanding as of June 30, 2024	**55,644,486**	**0.10**	**5.23**	**491,897**
Vested and expected to vest as of June 30, 2023	63,033,570	0.10	4.85	1,099,936
Exercisable as of June 30, 2023	44,664,754	0.10	3.68	779,400
Vested and expected to vest as of June 30, 2024	**54,585,094**	**0.10**	**5.20**	**482,532**
Exercisable as of June 30, 2024	**43,293,886**	**0.10**	**4.80**	**382,718**

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the six months ended June 30, 2023 and 2024 was US$88,052 and US$62,106, respectively. The total fair value of options vested during the six months ended June 30, 2023 and 2024 was US$46,192, and US$39,820, respectively.

No share options were granted for the six months ended June 30, 2023 and 2024.

As of June 30, 2024, there were US$34,206 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 1.44 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. **SHARE-BASED COMPENSATION** *(CONTINUED)*

(i) **2019 and 2020 Share Incentive Plan** *(Continued)*

(b) The following table summarizes Company's RSU activity under the 2019 plan and 2020 Plan for the six months ended June 30, 2023 and 2024:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
		US$	In Years
Unvested as of December 31, 2022	30,993,124	17.20	9.21
Granted	32,839,100	14.62	
Vested	(6,635,812)	16.93	
Forfeited	(2,147,800)	15.09	
Unvested as of June 30, 2023	55,048,612	15.77	9.35
Unvested as of December 31, 2023	**61,754,512**	**16.34**	**9.14**
Granted	**2,595,050**	**9.30**	
Vested	**(6,031,462)**	**17.38**	
Forfeited	**(8,774,600)**	**16.30**	
Unvested as of June 30, 2024	**49,543,500**	**15.73**	**8.70**

The total fair value of the restricted shares vested during the six months ended June 30, 2023 and 2024 was US$112,344 and US$104,815, respectively.

As of June 30, 2024, there was US$365,785 of unrecognized compensation expense related to RSUs granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.26 years and may be adjusted for future changes in forfeitures.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(ii) 2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the "Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B ordinary shares (10 votes per share) to Class A ordinary shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEX in August 2021. The modification is solely subjected to satisfy HKEX's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of June 30, 2024, there have been no shares granted in connection with the 2021 Plan and the Group has not recognized any compensation expense since inception of the 2021 Plan, because the Group considers it is not probable, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. SHARE-BASED COMPENSATION *(CONTINUED)*

(ii) 2021 Share Incentive Plan *(Continued)*

The following table summarizes activities of the Company's performance-based restricted shares under the 2021 Plan for the six months ended June 30, 2023 and 2024:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years
December 31, 2022	108,557,400	14.63	8.19
Granted	–	–	–
June 30, 2023	108,557,400	14.63	7.69
December 31, 2023	**108,557,400**	**14.63**	**7.19**
Granted	–	–	–
June 30, 2024	**108,557,400**	**14.63**	**6.69**

21. TAXATION

(a) Value added tax ("VAT")

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales and installment of charging stalls, sales of goods from online store and accessories in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.   TAXATION *(CONTINUED)*

(b)   Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ, Beijing CHJ Technology and Shanghai Lixiang Automobile Technology Co., Ltd. ("Shanghai Automobile") are qualified as a "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law") in October 2022, October 2023 and November 2023 respectively. These companies are eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Sichuan Li Xinchen Technology Co., Ltd. ("Sichuan Li Xinchen") is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

Wheels Technology was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. Wheels Technology was also approved as a "National Encouraged Key Software Enterprises" in May 2024. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, Wheels Technology was qualified to enjoy the preferential income tax rate of 0% in calendar year 2023. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2024, Wheels Technology applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of June 30, 2024.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. TAXATION *(CONTINUED)*

(b) Income taxes *(Continued)*

PRC (Continued)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place, shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.   TAXATION *(CONTINUED)*

(b)   Income taxes *(Continued)*

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

Composition of income tax expense for the periods presented is as follows:

	For the Six Months Ended June 30,	
	2023	2024
Current income tax expense	49,538	181,009
Deferred income tax expense/(benefit)	31,294	(19,434)
Income tax expense	80,832	161,575

(c)   Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2023 and June 30, 2024.

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	1,677,128		1,677,128	
Equity securities with readily determinable fair values	294,561	294,561		
Total	1,971,689	294,561	1,677,128	

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of June 30, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	1,000,635		1,000,635	
Equity securities with readily determinable fair values	724,916	724,916		
Total	1,725,551	724,916	1,000,635	

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22.   FAIR VALUE MEASUREMENT *(CONTINUED)*

Valuation Techniques

Fair value of short-term investments and long-term financial instruments is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2).

Equity securities with readily determinable fair values: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "Interest income and investment income, net" in the unaudited condensed consolidated statements of comprehensive income.

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values using the measurement alternative, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB730,644 and RMB765,018 as of December 31, 2023 and June 30, 2024. No impairment charges were recognized for the six months ended June 30, 2023 and 2024. For equity method investments, no impairment loss was recognized for all periods presented. No impairment loss of property, plant and equipment was recognized for all periods presented. RMB75,622 and RMB96,249 inventory write-downs were recognized for the six months ended June 30, 2023 and 2024, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, other assets, borrowings, trade and notes payable, amounts due to related parties, accruals and other liabilities.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for borrowings as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, other assets, trade and notes payable, amounts due to related parties and accruals and other liabilities are measured at amortized cost, and the fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. COMMITMENTS AND CONTINGENCIES

(a)   Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2024 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years
Capital commitments	5,616,714	5,563,773	25,827	27,114

(b)   Purchase obligations

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2024 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years
Purchase obligations	17,592,847	12,408,364	5,071,687	112,796

(c)   Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2023 and June 30, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24.   RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had material transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the Company

The Group entered into the following significant related party transactions:

	For the Six Months Ended June 30,	
	2023	2024
Purchase service from Meituan	4,013	45,388

The Group had the following significant related party balances:

	As of	
	December 31, 2023	June 30, 2024
Due to Meituan	9,036	10,168

25.   DIVIDENDS

No dividend was declared by the Company during the six months ended June 30, 2023 and 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS**

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS") Accounting Standards. The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited condensed consolidated statements of comprehensive income

| | For the six months ended June 30, 2023 | | | | | |
| | | IFRS Accounting Standards adjustments | | | | |
	Amounts as reported under U.S. GAAP RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Cost of sales:						
Vehicle sales	(36,789,230)	–	312	–	138,215	(36,650,703)
Other sales and services	(585,166)	–	190	–	–	(584,976)
Total cost of sales	(37,374,396)	–	502	–	138,215	(37,235,679)
Operating expenses:						
Research and development	(4,277,897)	–	13,713	–	–	(4,264,184)
Selling, general and administrative	(3,954,517)	–	36,932	–	–	(3,917,585)
Total operating expenses	(8,034,311)	–	50,645	–	–	(7,983,666)
Interest expense	(60,878)	16,045	(77,174)	–	(18,147)	(140,154)
Interest income and investment income, net	848,793	–	–	1,362	–	850,155
Fair value change of convertible debt	–	(2,485,932)	–	–	–	(2,485,932)
Fair value changes on investments measured at fair value through profit or loss	–	–	–	(33,793)	–	(33,793)
Income before income tax	3,324,767	(2,469,887)	(26,027)	(32,431)	120,068	916,490
Income tax expense	(80,832)	–	–	12,578	–	(68,254)
Net income	3,243,935	(2,469,887)	(26,027)	(19,853)	120,068	848,236
Net income attributable to ordinary shareholders of Li Auto Inc.	3,222,821	(2,469,887)	(26,027)	(19,853)	120,068	827,122

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS** *(CONTINUED)*

Reconciliation of unaudited condensed consolidated statements of comprehensive income *(Continued)*

| | For the six months ended June 30, 2024 | | | | | |
| | IFRS Accounting Standards adjustments | | | | | |
	Amounts as reported under U.S. GAAP RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Cost of sales:						
Vehicle sales	(44,197,162)	–	2,082	–	113,619	(44,081,461)
Other sales and services	(1,653,647)	–	2,020	–	–	(1,651,627)
Total cost of sales	**(45,850,809)**	**–**	**4,102**	**–**	**113,619**	**(45,733,088)**
Operating expenses:						
Research and development	(6,076,467)	–	13,350	–	–	(6,063,117)
Selling, general and administrative	(5,792,690)	–	77,038	–	–	(5,715,652)
Total operating expenses	**(11,578,120)**	**–**	**90,388**	**–**	**–**	**(11,487,732)**
Interest expense	(71,829)	16,729	(141,329)	–	(68,397)	(264,826)
Interest income and investment income, net	1,438,922	–	–	(435,439)	–	1,003,483
Fair value change of convertible debt	–	2,770,455	–	–	–	2,770,455
Fair value changes on investments measured at fair value through profit or loss	–	–	–	429,866	–	429,866
Income before income tax	**1,853,641**	**2,787,184**	**(46,839)**	**(5,573)**	**45,222**	**4,633,635**
Income tax expense	(161,575)	–	–	683	–	(160,892)
Net income	**1,692,066**	**2,787,184**	**(46,839)**	**(4,890)**	**45,222**	**4,472,743**
Net income attributable to ordinary shareholders of Li Auto Inc.	**1,695,151**	**2,787,184**	**(46,839)**	**(4,890)**	**45,222**	**4,475,828**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS** *(CONTINUED)*

Reconciliation of condensed consolidated balance sheets

	Amounts as reported under U.S. GAAP RMB	As of December 31, 2023 IFRS Accounting Standards adjustments						Amounts under IFRS Accounting Standards RMB
		Preferred Shares (Note (i)) RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	
Long-term investments	1,595,376	–	–	–	(1,434,850)	–	–	160,526
Financial assets at amortised cost	–	–	–	–	409,645	–	–	409,645
Financial assets at fair value through profit or loss	–	–	–	–	1,468,818	–	–	1,468,818
Operating lease right-of-use assets, net	5,939,230	–	–	(165,858)	–	–	–	5,773,372
Total assets	143,467,471	–	–	(165,858)	443,613	–	–	143,745,226
Short-term borrowings	6,975,399	–	2,892,927	–	–	–	–	9,868,326
Accruals and other current liabilities	11,214,626	–	(2,545)	–	–	–	–	11,212,081
Deferred tax liabilities	200,877	–	–	–	100,900	–	–	301,777
Other non-current liabilities	3,711,414	–	–	–	–	–	(362,529)	3,348,885
Total liabilities	82,892,249	–	2,890,382	–	100,900	–	(362,529)	85,521,002
Additional paid-in capital	57,479,857	30,809,700	9,564	–	–	85,976	–	88,385,097
Accumulated other comprehensive loss	(224,876)	180,604	(240,022)	–	17	–	–	(284,277)
Retained earnings/ (Accumulated deficit)	2,441,698	(30,990,304)	(2,659,924)	(165,858)	342,696	(85,976)	362,529	(30,755,139)
Total shareholders' equity	60,575,222	–	(2,890,382)	(165,858)	342,713	–	362,529	58,224,224

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS *(CONTINUED)*

Reconciliation of condensed consolidated balance sheets *(Continued)*

	Amounts as reported under U.S. GAAP RMB	As of June 30, 2024 IFRS Accounting Standards adjustments						Amounts under IFRS Accounting Standards RMB
		Preferred Shares (Note (i)) RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	
Long-term investments	1,492,010	–	–	–	(1,489,934)	–	–	2,076
Financial assets at fair value through profit or loss	–	–	–	–	1,927,958	–	–	1,927,958
Operating lease right-of-use assets, net	7,053,875	–	–	(212,697)	–	–	–	6,841,178
Total assets	**145,110,199**	**–**	**–**	**(212,697)**	**438,024**	**–**	**–**	**145,335,526**
Accruals and other current liabilities	11,658,692	–	(2,623)	–	–	–	–	11,656,069
Long-term borrowings	7,982,516	–	52,115	–	–	–	–	8,034,631
Deferred tax liabilities	508,547	–	–	–	100,218	–	–	608,765
Other non-current liabilities	4,800,203	–	–	–	–	–	(407,751)	4,392,452
Total liabilities	**81,796,324**	**–**	**49,492**	**–**	**100,218**	**–**	**(407,751)**	**81,538,283**
Additional paid-in capital	58,573,929	30,809,700	9,564	–	–	85,976	–	89,479,169
Accumulated other comprehensive loss	(272,368)	180,604	(186,316)	–	–	–	–	(278,080)
Retained earnings/ (Accumulated deficit)	4,136,849	(30,990,304)	127,260	(212,697)	337,806	(85,976)	407,751	(26,279,311)
Total shareholders' equity	**63,313,875**	**–**	**(49,492)**	**(212,697)**	**337,806**	**–**	**407,751**	**63,797,243**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS *(CONTINUED)***

Notes:

(i) **Preferred Shares**

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. Upon the consummation of US IPO, the conversion feature of preferred shares were automatically exercised and all preferred shares were automatically converted into ordinary shares.

Under IFRS Accounting Standards, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income or loss, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii) **Convertible debt**

Under U.S. GAAP, the convertible debt was measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS Accounting Standards, the Group's convertible debt was designated as at fair value through profit or loss such that the convertible debt was initially recognized at fair value. Subsequent to initial recognition, changes in fair value of the convertible debt that were attributed to changes in credit risk of the convertible debt were recognized in other comprehensive income or loss, and other changes in fair value of the convertible debt were recognized in the profit or loss.

(iii) **Leases**

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the unaudited condensed consolidated statements of comprehensive income.

Under IFRS Accounting Standards, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iv) **Investments**

Under U.S. GAAP, the investments without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ACCOUNTING STANDARDS** *(CONTINUED)*

Notes: (Continued)

(v) **Issuance costs**

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS Accounting Standards, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) **Warranty accrual**

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS Accounting Standards, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV to the Prospectus
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Auditor"	PricewaterhouseCoopers
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Beijing Leading"	Beijing Leading Automobile Sales Co., Ltd.* (北京勵鼎汽車銷售有限公司), a limited liability company established under the laws of the PRC on August 6, 2019 and a subsidiary of our Company
"Beijing Lixiang"	Beijing Lixiang Automobile Co., Ltd.* (北京理想汽車有限公司), a limited liability company established under the laws of the PRC on April 9, 2021 and a subsidiary of our Company

DEFINITIONS

"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion will take effect upon the Listing. For details please see section headed "Directors and Senior Management – Directors' remuneration – Grant of CEO Award" in the Prospectus
"China" or "PRC"	the People's Republic of China, and, unless the context requires otherwise and solely for the purpose of this interim report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People's Republic of China
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable), as detailed in the section headed "Contractual Arrangements" in the Prospectus and as amended, restated, renewed, reproduced or joined from time to time

DEFINITIONS

"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited, as further detailed in the section headed "Relationship with the Controlling Shareholders" in the Prospectus
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus

DEFINITIONS

"Latest Practicable Date"	July 31, 2024, being the latest practicable date for ascertaining certain information in this interim report before its publication
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the GEM of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules
"Mr. Li" or "Founder"	Mr. LI Xiang
"Nasdaq"	The NASDAQ Stock Market in the United States
"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the six months ended June 30, 2024
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"RSU(s)"	restricted share unit(s)

DEFINITIONS

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States
"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong and was terminated on September 27, 2023. Information on the listing of the Class A Ordinary Shares underlying the ADSs issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company

DEFINITIONS

"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"%"	per cent

*   *For identification purposes only.*